SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.       Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2021 and 2020 and

For the Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

and Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have audited the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan since 2000.

New York, New York

June 28, 2022

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2021 and 2020

	2021	2020

ASSETS
Investments, at fair value	$ 53,089,240	$48,682,308
Notes receivable from participants	840,999	718,659
Investment income receivable	22,958	15,709
Contributions receivable
Contributions receivable	17,925	18,867
Company, net of forfeitures	586,518	555,832
Total assets	54,557,640	49,991,375

LIABILITIES
Accrued expenses	4,620	3,094
Total liabilities	4,620	3,094

Net assets available for benefits	$54,553,020	$49,988,281

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year December 31, 2021

2021

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$ 4,733,787
Dividend and interest income	1,181,529
Net investment Income	5,915,316
Interest income on notes receivable from participants	28,527
Contributions
Participants	1,399,591
Company, net of forfeitures	1,246,821
Total contributions	2,646,412
Total additions	8,590,255

DEDUCTIONS FROM NET ASSETS
Distributions to participants	4,007,077
Administrative expenses	18,439
Total deductions from net assets	4,025,516

Net increase in net assets available for benefits	4,564,739

Net assets available for benefits
Beginning of year	49,988,281
End of year	$54,553,020

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.

General

The following description of the UBS Financial Services Incorporated of Puerto Rico Saving Plus Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective July 31, 2021 UBS Financial Services Inc (the Company) became the Plan Sponsor for the Plan when UBS Financial Services Incorporated of Puerto Rico was merged with the parent company UBS Financial Services Inc. The Plan, a defined- contribution plan , provides retirement benefits to eligible employees of the UBS Financial Services and any of its subsidiaries who have adopted the Plan and are residents of Puerto Rico. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform and are residents of Puerto Rico are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Company’s Plan administrator (Head of Benefits Americas Region). Northern Trust (the Custodian) is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee.

Alight (formerly Aon Hewitt) is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor. An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS 401(k) Plan.

The Plan invests in mutual funds, common collective trust funds, money market funds, the UBS Company Stock Fund (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

Effective January 1, 2021 (amendment July 1, 2021) the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) is amended as follows:

1. The  definition  of  “Required  Beginning  Date”  in  Section  2.1  is  amended  to  read  as follows:

“Required Beginning Date” means (i) with respect to each Participant who is a Five-Percent Owner, the April 1st of the calendar year following the year in which the Participant attains age seventy and one-half (age seventy-two, with respect to a Participant who attains age seventy and one-half after December 31, 2019), and (ii) for each other Participant, April 1st following the end of the calendar year in which the later of the following occurs: (A) the Participant’s date of retirement or other termination of employment and (B) the Participant attains age seventy and one half (age seventy-two, with respect to a Participant who attains age seventy and one-half after December 31, 2019).

2. Section 8.6 “Minimum Required Distributions” is amended in its entirety to read as follows:

Notwithstanding any other provision of the Plan, distributions under the Plan shall be made in accordance with the amount and timing requirements of Section 401(a)(9) of the US Code. Furthermore, a Participant who (i) is not a Five-Percent Owner, (ii) attains age seventy and one-half on or after January 1, 1999 (age seventy-two, with respect to a Participant who attains age seventy and one-half after December 31, 2019), and (iii) is an Employee on April 1 of the year following the year in which the Participant attains age seventy and one-half (age seventy-two, with respect to a Participant who attains age seventy and one-half after December 31, 2019), shall not receive a distribution of his Vested Account Balance until the Participant’s Severance Date, but in no event later than April 1st following the year in which such Severance Date occurs. Distributions shall comply with the final regulations issued under Section 401(a)(9) of the US Code in 2002. The requirements of Section 401(a)(9) of the US Code, including U.S. Treasury Regulation Section 1.401(a)(9)-2 through and including 1.401(a)(9)-9 and the incidental death benefit requirement included in Section 401(a)(9)(G) of the US Code, to the extent not otherwise expressly reflected in this Plan, are hereby incorporated by reference. To the extent any provision of the Plan is inconsistent with such Section of the US Code and regulations, the Plan provisions shall be disregarded. Notwithstanding any other provisions in this Section 8.6 or any other section of the Plan to the contrary, effective January 1, 2020, the Company will suspend distribution from the Plan required under this Section 8.6 and Section 8.7 to the extent such distribution would otherwise have to be paid in the 2020 calendar year (or paid in 2021 for the 2020 calendar year for a Participant with a required beginning date of April 1, 2021), provided that a Participant or Beneficiary may elect not to have such distributions suspended. Such election shall be made in the manner prescribed by the Plan Administrator.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

In no event shall the Company suspend a distribution from the Plan under this Section 8.6 or Section 8.7 to the extent such distribution would otherwise have to be paid in any year other than the 2020 calendar year (or paid in 2021 for the 2020 calendar year for a Participant with a required beginning date of April 1, 2021).

3. Section 8.7 “Death of a Participant” is amended in its entirety to read as follows:

(a) Death Before Distributions Commence. Except as provided in the following sentence, if a Participant’s Service with the UBS Financial Services ends by reason of the Participant’s death, the Participant’s Beneficiary shall receive a distribution of his Vested Account Balance in a lump sum as soon as practicable after the date of death of the Participant. However, if the Vested Account Balance equals or exceeds the Cash-Out Amount and the Participant dies prior to the Participant’s Required Beginning Date, distribution of the Participant’s Vested Account Balance in a lump sum shall (i) be completed by the December 31 of the year which includes the fifth anniversary of the Participant’s death or, (ii) commence by the December 31 of the year including the first anniversary of the Participant’s death. Notwithstanding the foregoing, if the sole designated beneficiary is the Participant’s surviving spouse, distribution of the Participant’s Vested Account Balance must commence by the later of (i) the December 31 of the year including the first anniversary of the Participant’s death or (ii) the December 31 of the calendar year in which the Participant would have attained age 70 ½ (age 72, with respect to a Participant who attains age 70 ½ after December 31, 2019). Unless distribution of the Participant’s Vested Account Balance is completely distributed by December 31 of the year including the fifth anniversary of the Participant’s death, the minimum amount of each installment for each distribution year shall be determined in accordance with Section 401(a)(9) of the US Code and the final regulations issued thereunder in 2002. If a portion of the Vested Account Balance is invested in the Common Stock Fund, the Beneficiary may elect to receive shares of Common Stock in connection with such lump-sum distribution in the manner contemplated by Section 8.3(c) as if, solely for such purpose, the Beneficiary were the electing Participant. (b) Death After Distributions Commence. If a Participant who is currently receiving an installment distribution pursuant to Section 8.3(b) dies before his entire Vested Account Balance is distributed to him, then the remaining portion of his Vested Account Balance, if any, shall be distributed at least as rapidly as under the method of distributions being used prior to the date of the Participant’s death; provided, however, that, if a Beneficiary so elects, the Participant’s remaining Vested Account Balance may be paid to the Beneficiary in a lump sum. If a Participant who has incurred a Severance Date dies before such payment is made to the Participant, the provisions of Section 8.7(a) shall apply as if the Participant had died in Service. Notwithstanding the foregoing, in the case of a Participant who is currently receiving an installment distribution pursuant to Section 8.3(b) who dies after December 31, 2019 and before his entire Vested Account Balance is distributed to him, the remaining portion of his Vested Account Balance, if any, shall be distributed to a Beneficiary who is not an “eligible designated beneficiary” by the end of the tenth calendar year following the year of the Participant’s death. “Eligible designated beneficiary” means, with respect to a Participant who dies after December 31, 2019, any designated beneficiary who is: (1) the surviving spouse of the Participant; (2) a child of the Participant who has not reached majority; (3) disabled within the meaning of US Code Section 72(m)(7); (4) a chronically ill individual as defined in US Code Section 401(a)(9)(E)(ii)(IV); and (5) any other individual who is not more than ten years younger than the Participant. If such Participant’s eligible designated beneficiary is a minor child, distribution of the Participant’s entire interest will be completed by December 31 of the calendar year containing the tenth anniversary of the minor child’s age of majority.

Effective July 31, 2021, the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) was amended for the definition of “Company” in Section 2.1 of the Plan as follows:

“ ‘Company’  means (i) on and after July 31, 2021, UBS Financial Services Inc. or any corporation or entity which may succeed to all or substantially all of its business; (ii) from June 9, 2003 to July 30, 2021, UBS Financial Services Incorporated of Puerto Rico, a Puerto Rico corporation; and (iii) prior to June 9, 2003, any predecessor to UBS Financial Services Incorporated of Puerto Rico.”

Effective May 4, 2020, Article IX of the Amended and Restated Plan document effective January 1, 2017 was amended by adding a new Section 9.11 as follows:

NOTE 1  DESCRIPTION OF THE PLAN (continued)

9.11 Withdrawals pursuant to Puerto Rico Treasury Department Circular Letters No.20-09 and 20-23. The provisions of this Plan regarding in-service withdrawals shall be deemed to be modified by, and shall incorporate by reference, the provisions of Circular Letter No. 20-09 issued on February 20, 2020 on account of the disaster relief declared by the Governor of Puerto Rico due to the January 7, 2020 earthquake and subsequent aftershocks and of Circular Letter No. 20-23 issued on March 29, 2020 on account of the disaster relied declared by the Governor of Puerto Rico due to the COVID-19 emergency (hereinafter collectively the “Circular Letters”) both allowing for “special disaster withdrawals” (as defined by the Circular Letters). The Plan shall be administered in accordance with the Circular Letter unless the Plan Administrator determines otherwise. The Plan Administrator may require a Participant to provide such information and make such attestations, as the Plan Administrator determines in its discretion to be necessary or appropriate to administer the Plan in accordance with the Circular Letters. The Plan Administrator shall be entitled to rely on the information provided by the Participant to the extent permissible under the Circular Letters.

Effective September 20, 2017, the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) is amended as follows (signed Effective 11-2-18):

1. Article IX  of  the  Plan  is  amended  by  adding  a  new  Section  9.10  to  read  as  follows:

9.10 Withdrawals pursuant to Puerto Rico Treasury Administrative Determination Letter No. 17-29  The provisions of this Plan regarding in-service withdrawals shall be deemed to be modified by, and shall incorporate by reference, the provisions of Administrative Determination Letter No. 17-29 (as modified by Administrative Determination Letters nos. 18-02 and 18-13) issued by the Puerto Rico Treasury Department that provides relief under the PR Code for Participants affected by a hurricane Maria ( the “Determination Letter”). The Plan shall be administered in accordance with such Determination Letter unless the Plan Administrator determines otherwise.

The Plan Administrator may require a Participant to provide such information and make such attestations, as the Plan Administrator determines in its discretion to be necessary or appropriate to administer the Plan in accordance with the Determination Letter. The Plan Administrator shall be entitled to rely on the information provided by the Participant to the extent permissible under the Determination Letter.

The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and (iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000. In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions up to 6% of Compensation.”

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

NOTE 1  DESCRIPTION OF THE PLAN (continued)

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

Effective February 8, 2017, the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) is amended as follows: The definition of “Highly Compensated Employee” in Section 2.1 is amended to read as follows: “Highly Compensated Employee” means, effective February 8, 2017, any Employee who (A) is more than a five percent owner of the voting shares or the total value of all classes of stock of the Employer, as defined in the PR Code and the regulations promulgated there under; or (B) for the preceding Plan Year received Compensation in excess of $150,000 or such other amount in effect pursuant to Section 1081.01(d)(3)(E)(iii) of the PR Code.

The Plan was amended effective January 1, 2017 to include auto enrollment of 3% of eligible compensation. Participants have up to 90 days (from date of employment) to enroll in the plan or opt out and not contribute. If the participant does not opt out or enroll within 90 days of employment they will be automatically set up to contribute 3% of their eligible compensation via payroll deductions. The funds will be invested in the age appropriate Target Retirement Fund (the Plans Qualified Default Investment Alternative). In addition, the match formula was changed to $1 for $1 up to 6% of eligible contributions with an annual caps of $3,000 per participant

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses that may be paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self- directed window. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates. For the years ended December 31, 2021 and 2020 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after- tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the Internal Revenue Code for a New Puerto Rico (the Code). Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $285,000 for 2020 and $290,000 for 2021. Pre-tax contributions are limited by the Code to $15,000 for 2020 and 2021. Participants who have attained age 50 on or before December 31, 2020, were limited to pre-tax contributions of $16,500 for 2020 and 2021. These limits are subject to change in future years to be consistent with limitations imposed by the Code.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% of his/her eligible compensation for 2020 and 2021. After-tax contributions may be considered in determining the Company’s matching contribution.

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre- tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan Year beginning January 1, 2017 the Company Match is calculated by multiplying each participant's pre-tax, and after-tax contributions (up to 6% of eligible compensation) by 100% and, is limited on an annual basis, to $3,000 for 2017; $ 4500 for 2018 and $5850 for 2019 and $8,000 for 2020. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings.

Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax and after-tax contribution elections. For plan year 2018, all participants regardless of their earnings were eligible to receive the Company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation and based on the participant’s years of service with the Company as of the beginning of the plan year and eligible compensation. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax and After-tax) at any time. In addition, they can make different investment elections for their Company Contributions, before-tax contributions, and after-tax contribution. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions. The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. For the year ended December 31, 2021, total forfeitures of $11,622 were used to reduce the Company contributions. Unallocated forfeited balances as of December 31, 2021 and 2020 were $(17,302) and $7,327 respectively.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Notes Receivable from Participants

Notes receivable from participants represent participant loans which are permitted under the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 7.50% for the year ended December 31, 2021 and 5.25% to 10.25% for the year ended December 31, 2020.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Custodian shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payments of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standard Board issued Accounting Standards Update 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). The Accounting Standard Update 2018-14 contains several amendments to the disclosure requirements for employers that sponsor defined benefit pension and other post-retirement plans. The objective of the amendments is to improve the effectiveness of disclosures in the notes to financial statements. Several disclosure requirements that are no longer considered cost beneficial are removed, specific disclosure requirements are clarified, and certain disclosures are added. ASU 2018-14 was effective for year end 2020 and it relates primarily to the reporting by a defined benefit plan and is not applicable for the Plan.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of ASU 2018-13. The plan adopted the standard on its mandatory effective date on January 1, 2020. As these amendments relate to disclosures, the adoption did not have an impact on the plan’s financial statements.

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Self-Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2021 and 2020.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

At December 31, 2021, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$21,158,648	—	—	$21,158,648
Self-directed brokerage accounts	13,462,976	—	—	13,462,976
UBS Stock Fund	2,032,552	—	—	2,032,552
Common Stock	1,893,754	—	—	1,893,754
	$38,547,930	$ —	$ —	$38,547,930
Investments measured at NAV:
Money market funds(a)				$5,118,741
U.S. equity funds(b)				$6,743,803
Non-U.S. equity funds(c)				$568,701
U.S. bond funds(d)				$2,110,065
Total investments at fair value				$53,089,240

At December 31, 2020, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$17,630,923	—	—	$17,630,923
Self-directed brokerage accounts	14,715,818	—	—	14,715,818
UBS Stock Fund	1,661,391	—	—	1,661,391
Common Stock	1,166,407	—	—	1,166,407
	$35,174,540	$ —	$ —	$35,174,540
Investments measured at NAV:
Money market funds(a)				$5,382,958
U.S. equity funds(b)				$5,222,464
Non-U.S. equity funds(c)				$662,141
U.S. bond funds(d)				$2,240,205
Total investments at fair value				$48,682,308

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

(a)     Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b)    Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(c)     U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(d)    Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e)     Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of UBS Group AG. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Custodian. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $ 42,083 from UBS Group AG for 2021.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in- interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS Asset Management (Americas) LP, a wholly owned subsidiary of UBS Americas Inc. UBS AM earns management fees from the UBS AM Funds offered in the self-directed window which is offered in one of the core funds. These fees were paid by the participants.

NOTE 6  TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Puerto Rico Treasury confirmed in a letter dated February 26, 2018 that amendments to the plan do not adversely affect the plan’s qualified status.

Pursuant to the determination letter dated February 26, 2018 Puerto Rico Treasury confirmed

In a letter dated February 19, 2019 that Amendment 1 dated October 20, 2017 does not adversely affect the plan's qualified status.

And in a letter dated July 29, 2021 that Amendment 6 dated July 31, 2021 regarding the merger of UBS Financial Services Incorporated of Puerto Rico with UBS Financial Service Inc. – does not adversely affect the plan’s qualified status.

Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator has indicated that they will take the necessary steps to bring the Plan into compliance with the Puerto Rico Code. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Note 7  SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan's financial statements are available to be issued and notes at there are not subsequent events.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2021

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Non-Interest Bearing Cash - USD
USD - United States dollar	-26,554.470	-26,554.47	-26,554.47
Total - all currencies		-26,554.47	-26,554.47
Total Non-Interest Bearing Cash - USD		-26,554.47	-26,554.47

Corporate Stock - Common
China - USD
ADR PROSUS N.V. ADR NASPERS NEWCO-ADR CUSIP: 74365P108	1,082.000	19,185.59	17,972.02
Total China - USD		19,185.59	17,972.02
France - USD
ADR SAFRAN ADR CUSIP: 786584102	893.000	28,802.53	27,316.87
Total France - USD		28,802.53	27,316.87
Netherlands - USD
AERCAP HOLDINGS N.V. EUR0.01 CUSIP: N00985106	354.000	16,752.63	23,158.68
Total Netherlands - USD		16,752.63	23,158.68
South Africa - USD
NASPERS SPON ADR EACH REP 0.2 ORD SHS (P/S)CL N CUSIP: 631512209	214.000	8,157.26	6,634.00
Total South Africa - USD		8,157.26	6,634.00
Sweden - USD
ADR EVOLUTION AB ADR UNSP ADR EACH REPR 1 ORD CUSIP: 30051E104	76.000	10,473.81	10,864.96
Total Sweden - USD		10,473.81	10,864.96
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP: H42097107	113,741.000	1,856,656.47	2,032,551.67
Total Switzerland - USD		1,856,656.47	2,032,551.67
United States - USD
ALPHABET INC CAP STK USD0.001 CL C CUSIP: 02079K107	63.000	93,960.88	182,296.17
AMAZON COM INC COM CUSIP: 023135106	37.000	90,356.00	123,370.58
ANTHEM INC COM CUSIP: 036752103	134.000	42,202.58	62,114.36
AON PLC CUSIP: G0403H108	250.000	48,156.46	75,140.00
CAPITAL ONE FINL CORP COM CUSIP: 14040H105	199.000	18,387.22	28,872.91
CHARTER COMMUNICATIONS INC NEW CL A CL CUSIP: 16119P108	17.000	6,417.43	11,083.49
CITIGROUP INC COM NEW COM NEW CUSIP: 172967424	1,186.000	70,740.92	71,622.54
COMCAST CORP NEW-CL A CUSIP: 20030N101	1,536.000	65,413.71	77,306.88
DISH NETWORK CORP CL A COM STK CUSIP: 25470M109	1,002.000	34,526.60	32,504.88
GEN MTRS CO COM CUSIP: 37045V100	624.000	24,169.02	36,585.12
GENERAL ELECTRIC CO COM USD0.01(POST REV SPLIT) CUSIP: 369604301	766.000	56,880.72	72,364.02
GOLDMAN SACHS GROUP INC COM CUSIP: 38141G104	206.000	52,136.04	78,805.30
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP: 43300A203	399.000	36,536.76	62,240.01
IAC/INTERACTIVECORP NEW COM NEW COM NEW CUSIP: 44891N208	111.000	14,105.83	14,508.81
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP: 530307107	162.000	18,291.37	26,065.80
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP: 530307305	358.000	46,183.58	57,673.80
LYONDELLBASELL IND N V COM USD0.01 CL 'A' CUSIP: N53745100	158.000	9,857.14	14,572.34
MARRIOTT INTL INC NEW COM STK CL A CUSIP: 571903202	506.000	54,726.24	83,611.44
META PLATFORMS INC CUSIP: 30303M102	386.000	96,820.08	129,831.10
MICROSOFT CORP COM CUSIP: 594918104	535.000	91,924.53	179,931.20
MORGAN STANLEY COM STK USD0.01 CUSIP: 617446448	781.000	53,406.18	76,662.96
NETFLIX INC COM STK CUSIP: 64110L106	145.000	69,167.77	87,353.80
UNITEDHEALTH GROUP INC COM CUSIP: 91324P102	163.000	46,591.91	81,848.82
VISA INC COM CL A STK CUSIP: 92826C839	101.000	20,482.63	21,887.71
WALT DISNEY CO CUSIP: 254687106	197.000	23,585.45	30,513.33
WELLS FARGO & CO NEW COM STK CUSIP: 949746101	1,090.000	40,207.39	52,298.20
WILLIS TOWERS WATSON PLC COM USD0.000115 CUSIP: G96629103	110.000	24,703.52	26,123.90
WOODWARD INC COM CUSIP: 980745103	97.000	9,496.64	10,617.62
Total United States - USD		1,259,434.60	1,807,807.09
Total Corporate Stock - Common		3,199,462.89	3,926,305.29

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS EQUITY CL A - 504 CUSIP: 67084Y723	8,014.390	532,141.18	568,701.11
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP: 74443R100	4,654.240	888,486.21	907,995.68
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP: 85744W531	20,711.360	258,381.66	319,058.50
MFO SSGA RUSSELL SMALL/MID CAP INDEX NL CLASS C CUSIP: 85744L741	17,592.320	913,896.34	1,201,045.28
MFO SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS K CUSIP: 85744W705	144,410.150	3,808,389.96	6,318,232.88
MFO SSGA US BOND INDEX NL SERIES CLASS C CUSIP: 85744L725	63.420	1,000.00	1,024.17
MFO SSGA US BOND INDEX NON-LENDING SERIES FUND CLASS K CUSIP: 85744W259	8,811.410	105,725.95	106,512.32
NTGI COLLECTIVE GOVERNMENT STIF REG CUSIP: 195998B99	5,118,740.540	5,118,740.54	5,118,740.54
Total United States - USD		11,626,761.84	14,541,310.48
Total Value of Interest in Common/Collective Trusts		11,626,761.84	14,541,310.48

Value of Interest in Registered Investment Companies
Global Region - USD
MFO NATIXIS FUNDS TRUST I MIROVA GLOBAL SUSTAINABLE EQUITY Y CUSIP: 63872R533	7,056.650	153,980.06	146,143.22
Total Global Region - USD		153,980.06	146,143.22
International Region - USD
MFO ARTISAN FDS INC INTL FD INSTL SHS CUSIP: 04314H402	9,833.940	312,686.68	301,410.26
Total International Region - USD		312,686.68	301,410.26
United States - USD
MFO GALLERY TR MONDRIAN INTL EQUITY FD CUSIP: 36381Y108	14,527.910	203,371.61	211,381.09
MFO LOOMIS SAYLES INVT TR FORMERLY LOOMIS S CUSIP: 543495691	7,894.760	142,126.60	132,710.92
MFO T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP GROWTH FD CUSIP: 45775L408	29,969.260	1,477,589.44	2,203,340.00
MFO VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2025 FD CUSIP: 92202E789	99,806.000	2,333,075.05	2,930,304.16
MFO VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2030 FD CUSIP: 92202E771	183,483.190	4,083,298.33	5,625,594.61
MFO VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2035 FD CUSIP: 92202E763	38,833.400	897,501.21	1,234,513.79
MFO VANGUARD CHESTER FDS INSTL TARGET RET 2050 FD VANGUARD INST T/R 2050-INST CUSIP: 92202E730	17,629.550	413,209.80	603,988.38
MFO VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2015 FD CUSIP: 92202E813	7,202.340	162,100.76	177,609.70
MFO VANGUARD CHESTER FDS INSTL TARGET RETIREMENT 2020 FD CUSIP: 92202E797	101,008.120	2,175,985.71	2,758,531.76
MFO VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT INCOME CUSIP: 92202E698	30,650.630	660,574.09	757,683.57
MFO VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2040 CUSIP: 92202E755	57,792.220	1,325,179.39	1,906,565.34
MFO VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2045 CUSIP: 92202E748	35,472.400	918,112.30	1,208,544.67
MFO VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2055 CUSIP: 92202E722	6,944.170	185,900.26	238,532.24
MFO VANGUARD CHESTER FUNDS INSTITUTIONAL TARGET RETIREMENT 2060 CUSIP: 92202E714	16,499.480	409,262.18	569,067.07
MFO VANGUARD TARGET RETIREMENT 2065 FUNDINSTL CUSIP: 92202E672	5,669.890	131,278.75	179,281.92
Total United States - USD		15,518,565.48	20,737,649.22
Total Value of Interest in Registered Investment Com		15,985,232.22	21,185,202.70

Other
United States - USD
&&&UBS PR LOAN ASSET CUSIP: 000810283	840,998.970	840,998.97	840,998.97
&&&UBS PUERTO RICO SDA ASSET CUSIP: 000810457	1.000	13,143,619.39	13,462,976.40
REBATE ACCRUALS CUSIP: 999927312	0.000	0.00	0.00
Total United States - USD		13,984,618.36	14,303,975.37
Total Other		13,984,618.36	14,303,975.37

Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP: 999899537	0.000	0.00	0.00
Total United States - USD		0.00	0.00
Total Payable Other		0.00	0.00

Total		44,769,520.84	53,930,239.37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date: June 28, 2022